EXHIBIT 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

TASMAN METALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2012

Background

This discussion and analysis of financial position and results of operation is prepared as at April 13, 2012 and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the six months ended February 29, 2012 and 2011 of Tasman Metals Ltd. (“Tasman” or “the Company”).  The Company adopted International Financial Reporting Standards (“IFRS”) and the following disclosure and associated financial statements are presented in accordance with IFRS.  All comparative information provided is in accordance with IFRS.  Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis (“MD&A”) are quoted in Canadian dollars.  Additional information relevant to the Company’s activities, can be found on SEDAR at www.sedar.com .

Adoption of International Financial Reporting Standards (“IFRS”)

The Company’s financial statements and the financial data included in the interim MD&A have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee that are expected to be effective for the fiscal year ending August 31, 2012, the Company’s first annual reporting under IFRS.  The adoption of IFRS does not impact the underlying economics of the Company’s operations.

The IFRS accounting polices set forth in Note 3 of the condensed consolidated interim financial statements have been applied in preparing the financial statements for the six months ended February 29, 2012 and comparative information as at and for the six months ended February 28, 2011, as at and for the year ended August 31, 2011 and an opening Statement of Financial Position as at September 1, 2010.  Notes 2 and 16 to the condensed consolidated interim financial statements contains a detailed description of the Company’s adoption of IFRS, and a reconciliation of the financial statements previously prepared under Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to those under IFRS.  The adoption of IFRS has not had an impact on the Company’s strategic decisions, operations, or cash flows.  Further information on the IFRS impacts is provided in the Accounting Changes and Pronouncements section of this MD&A as well as in Note 16 to the unaudited condensed interim financial statements.

Comparative information in this interim MD&A has been restated to comply with IFRS requirements, unless otherwise indicated.

Company Overview

The Company was incorporated under the laws of the Province of British Columbia on August 27, 2007.  On October 22, 2009 the Company completed a statutory amalgamation with Lumex Capital Corp. and Ausex Capital Corp. and the surviving corporation continued under the name of Tasman Metals Ltd.  On November 3, 2009 the Company commenced trading on the TSXV under the symbol “TSM”.  On December 2, 2011 the Company commenced trading on the New York Stock Exchange AMEX market under the symbol “TAS”.

The Company is a junior resource company engaged in the acquisition and exploration of unproven rare earth elements (“REE”) and holds interests in iron ore properties in Scandinavia and is considered a development stage company.  As at February 29, 2012 the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Corporate Update

At the Company’s Annual General Meeting (“AGM”) held March 7, 2012 Messrs. Mark Saxon, Michael Hudson, Nick DeMare, David Henstridge, Robert Atkinson and Gillyeard Leathley were re-elected to serve as directors of the Company.  In addition Mr. James Hutton was elected as a new director of the Company.  Mr. Hutton has spent his career in the financial services industry and for the past 25 years has specialized in structured finance and resource company finance.  Mr. Hutton is the president and chief executive officer of Hutton Capital Corporation and Hutton Capital Management, companies engaged in investment banking.  He also serves as the non-executive chairman of Terra Ventures Inc. and Novus Gold Corp.

At a directors’ meeting subsequent to the AGM, the directors appointed Mr. Saxon as President and Chief Executive Officer, Mr. DeMare as Chief Financial Officer and Ms. Mariana Bermudez as Corporate Secretary and Messrs. Atkinson, Leathley and Hutton were appointed as members of the Audit Committee.

Exploration Projects

As of the date of this MD&A the Company is the 100% owner of 142 claims and claim applications for strategic metals, including rare earth elements in Sweden, Finland and Norway, and the owner of various interests in four iron ore exploration claims in the Kiruna district of Sweden.

REE Projects

Sweden

Tasman holds twenty claims or claim applications in Sweden considered prospective for REEs.  Sweden is the home of REEs, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact florescent lighting, high-energy magnets, mobile phones and computers.  Tasman is well placed as the European Union is actively supporting policies to promote the domestic supply of REEs to secure high-tech industry.

Norra Kärr

Norra Kärr is located in southern Sweden, 300km SW of Stockholm and lies in farming and forestry land, well serviced by power, road, water and a local skilled community.

Norra Karr is a zirconium and rare earth element enriched peralkaline (agpaitic) nepheline syenite intrusion which covers 350m x 1200m in area.  The deepest extents of the mineralized intrusion have not been delineated, but exceed 320m.  The rock units comprising the Norra Karr intrusion are uncommon on a global scale, and include mineral phases that are comprised of or associated with REE’s, Zr, Nb, Y and Hf.  The most abundant intrusion present is grännaite, a medium grained syenite consisting of alkali feldspar, nepheline, aegirine, natrolite, eudialyte and catapleite.  Lesser units include lakarpite (arfvedsonite-albite nepheline syenite), pulaskite (microcline-arfvedsonite-albite nepheline syenite) and kaxtorpite (eckermannite-microcline-aegirine-pectolite -nepheline syenite). Intervals of irregular coarse grained pegmatite schlieren with equivalent mineralogy to the grännaite are also commonly developed.  The Norra Kärr intrusion is hosted by granitoide rocks which close to the contacts (0-25m) exhibit signs of fenitization (metasomatic alteration).  The project shows geological similarity to REE/Zr/Niobium (Nb) mines of the Lovozero province (Russia) and advanced projects at Kipawa Lake (Ontario), Strange Lake (Quebec) and Dubbo (Australia).

A first phase drilling by Tasman at Norra Kärr commenced in mid-December 2009 comprised 26 holes.  This first successful program was followed by two further phases for a total of 49 drill holes.  A fourth phase of drilling was commenced in January 2012, which shall infill drilling to 50m sections.  Data from this program is not yet available.

Assay results reported from all drilling completed at Norra Karr to date are provided below:

HOLE-ID	HOLE-EOH	FROM	TO	LENGTH (M)		TREO (%)	HREO/TREO (%)	ZrO2 (%)
NKA00901	72.63	0.80	40.60	39.80	m @	0.34	56.20	1.36
NKA00902	134.70	0.50	113.60	113.10	m @	0.42	57.60	1.57
NKA00903	151.76	3.00	146.10	143.10	m @	0.47	49.50	1.38
NKA00904		2.50	151.80	149.30	m @	0.61	45.80	1.69
NKA09004D	232.10	151.80	208.80	57.00	m @	0.40	60.40	1.60
NKA00905		8.45	152.10	149.30	m @	0.65	55.70	2.10
NKA09005D	251.50	152.10	251.50	99.40	m @	0.56	54.00	1.81
NKA00906		75.50	150.40	74.90	m @	0.48	60.40	1.82
NKA09006D	300.90	150.40	300.90	150.50	m @	0.60	59.60	2.16
NKA00907	149.64	42.40	102.00	56.90	m @	0.35	64.60	1.94
NKA00908	149.11	3.10	22.40	19.00	m @	0.29	63.70	1.80
		28.40	52.90	25.00	m @	0.33	63.20	1.81
		64.50	98.60	34.00	m @	0.26	65.00	1.42
		113.00	139.70	27.00	m @	0.28	61.30	1.17
NKA00909	95.05	22.40	44.70	22.00	m @	0.25	63.60	1.27
NKA00910	102.90	4.40	66.50	62.10	m @	0.81	56.00	1.72
NKA10011	152.68	11.80	19.50	7.70	m @	0.66	51.80	1.51
		28.20	132.90	104.70	m @	0.67	58.70	2.07
NKA10012	152.50	43.60	88.80	45.20	m @	0.44	60.80	1.72
		103.50	121.70	18.20	m @	0.57	47.40	1.47
		129.10	152.50	23.40	m @	0.34	61.10	2.11
NKA10013	149.63	125.60	135.60	10.00	m @	0.31	48.60	0.88
NKA10014	106.20	2.60	106.20	103.60	m @	0.60	54.20	1.81
NKA10015	30.50	5.90	24.00	18.10	m @	0.67	54.10	1.56
NKA10016	149.70	2.30	21.90	19.40	m @	0.39	43.60	1.26
		52.40	149.70	97.30	m @	0.50	50.30	1.43
NKA10017	105.85	24.60	78.30	53.70	m @	0.44	52.30	1.36
NKA10018	40.95	2.70	28.30	25.60	m @	0.36	50.70	1.25
NKA10019		85.50	149.50	64.00	m @	0.47	63.60	2.32
NKA10019D	206.40	149.40	206.40	57.00	m @	0.37	63.90	2.59
NKA10020	149.38	31.20	149.40	118.10	m @	0.39	64.20	2.22
NKA10021	139.60	1.60	139.60	138.00	m @	0.44	62.30	2.03
NKA10022	125.10	0.60	86.00	85.40	m @	0.31	62.60	1.70
NKA10023	65.65	3.90	39.90	36.00	m @	0.30	62.20	1.51
NKA10024		2.90	51.30	48.40	m @	0.51	40.30	1.34
		116.40	140.90	24.50	m @	0.44	43.70	1.25
NKA10024D	259.10	175.70	259.10	83.50	m @	0.53	46.30	1.45
NKA10025	149.40	2.50	22.60	20.10	m @	0.25	63.30	1.18
		32.30	123.80	91.50	m @	0.53	44.60	1.41
NKA10026		81.90	149.50	67.60	m @	0.62	47.70	1.67
NKA10026D	290.10	149.60	290.10	140.50	m @	0.64	42.90	1.57
NKA10027	61.65	8.10	14.00	5.90	m @	0.24	62.40	1.11
		20.80	42.85	22.05	m @	0.41	48.70	0.87
NKA10028	95.20	6.45	35.00	28.60	m @	0.36	63.50	2.50
		50.60	63.70	15.00	m @	0.24	59.10	0.77
NKA10029	159.05	20.65	119.00	100.35	m @	0.25	63.80	1.22
NKA11030	201.80	70.90	106.70	35.80	m @	0.26	65.50	1.25
		123.40	178.20	54.80	m @	0.24	65.90	1.24
		181.10	188.90	7.80	m @	0.42	57.40	0.92
NKA11031	93.85	1.20	76.65	75.45	m @	0.53	48.40	1.38
NKA11032	172.90	4.15	165.00	160.85	m @	0.62	47.90	1.57
NKA11033	257.10	28.90	250.30	221.40	m @	0.63	47.90	1.60
NKA11034	131.40	15.50	52.30	36.80	m @	0.40	48.40	1.18
		82.30	113.20	26.90	m @	0.32	58.30	1.32
NKA11035	188.50	59.20	170.90	117.70	m @	0.44	47.50	1.27
NKA11036	152.10	1.40	152.10	150.70	m @	0.52	43.00	1.42
NKA11037	56.45	3.50	47.50	44.00	m @	0.32	61.40	1.54
NKA11038	296.55	55.30	296.60	241.30	m @	0.68	55.00	1.85
NKA11039	266.10	1.70	266.10	264.40	m @	0.55	47.00	1.71
NKA11040	298.80	75.00	298.80	223.80	m @	0.62	53.70	2.00

HOLE-ID	HOLE-EOH	FROM	TO	LENGTH (M)	TREO (%)	HREO/TREO (%)	ZrO2 (%)
NKA11041	93.90	0.90	33.60	32.70	m @	0.39	60.20	1.98
		44.00	81.60	37.60	m @	0.33	60.40	1.33
NKA11042	150.50	0.00	126.00	126.00	m @	0.48	57.00	1.63
NKA11043	212.60	2.80	192.00	189.20	m @	0.55	56.40	1.82
NKA11044	224.50	29.40	224.50	195.10	m @	0.50	62.10	2.01
NKA11045	270.70	84.10	270.70	186.60	m @	0.51	61.40	2.18
NKA11046	141.05	12.10	63.00	50.90	m @	0.36	65.40	2.27
NKA11047	189.65	44.60	178.60	134.00	m @	0.27	65.30	1.74
NKA11048	233.10	145.90	233.10	87.20	m @	0.28	63.90	1.77
NKA11049	153.30	28.10	47.40	19.30	m @	0.34	40.40	1.00
		81.80	145.00	63.30	m @	0.40	49.00	1.27
TREO (total rare earth oxide) = sum of La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3,
           Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
HREO (heavy rare earth oxide) = sum of Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
Most significant REO’s by % are Y2O3, La2O3, Ce2O3, Nd2O3, Dy2O3

In March 2012, Tasman announced the positive technical and financial results achieved from the NI 43-101 Compliant Preliminary Economic Assessment (PEA) of Norra Karr.  The PEA for Norra Karr was completed by leading independent mining consultants “Pincock, Allen & Holt” (PAH) of Denver, Colorado.  Metallurgical process design was completed by Mr John Litz of JE Litz and Associates, Colorado, on the basis of data provided from process testing of Norra Karr mineralization completed by SGS Canada Inc. (SGS) in Lakefield, Canada, and the Geological Survey of Finland (GTK) in Outokumpu, Finland.

PEA financial highlights included:
•	$1,464 million before-tax value (NPV at 10% discount rate).
•	49.6% before-tax Internal Rate of Return (IRR).
•	Before-tax payback period of 2.6 years.
•	$5.3 Billion in revenue over the first 20 years and $10.9 billion over the 40 year life of mine.
•	Initial capital expenditures of $290 million (including contingency of $66.82 million or 30%).
•	Average annual operating expenses of $74.3 million or $10.93 per kg of mixed TREO concentrate.
•	Conservative basket price of US$51 per kg versus current China FOB basket price of US$184.85.

Key project attributes:
•	REE recoveries of 80% and by-product zirconium recoveries of 60%.
•
Average annual mixed TREO concentrate production of 6,800 tonnes including 290 tonnes of dysprosium oxide (Dy2O3), 43 tonnes of terbium oxide (Tb2O3), 773 tonnes of neodymium oxide (Nd2O3) and 2,360 tonnes of yttrium oxide (Y2O3), in mixed concentrate form.

•	Average annual production of 15,000 tonnes of zirconium carbonate concentrate (on a 100% ZrO2 basis).
•
70% of the projected economic value of the project (86% of TREO revenue) is expected to be derived from the production of Norra Karr’s four critical rare earth elements (CREE), dysprosium, terbium, neodymium and yttrium.

•	New “In Pit” mineral resource estimate of 41.6 Mt at 0.57% TREO with 51% HREO/TREO% and 1.70% Zr2O (Indicated), and 16.5 Mt at 0.64 % TREO with 49% HREO/TREO% and 1.70% Zr2O (Inferred).
•	40 year mine life.
•	Low start-up capital costs due to the excellent existing infrastructure at Norra Karr.
•	Proximal to operating ports with rapid access to the European market.
•	Simple process flow sheet and high recoveries due to success in bench scale metallurgical testing.

The project is proximal to road, rail, power and operating ports, plus skilled personnel, minimizing the need for offsite infrastructure to be built by the Company.  Development of the project will occur as an open pit mine, with crushing, grinding, beneficiation and mineral dissolution occurring in the immediate vicinity of the pit.  High purity precipitates of a mixed rare earth carbonate concentrate and a zirconium carbonate concentrate will be produced.

A summary of the operating assumptions and financial model for Norra Karr can be found in Tables 1 - 2 below:

Table 1: Norra Karr Project, Annual Operating Summary

Production	Units	Year 1	Year 2	Year 3-20 (avg)	Year 21-40 (avg)
Total Tonnes mined (ore+waste)	Mt	2.91	2.54	2.82	2.58
Strip Ratio	Waste : Ore	2.86	1.24	0.87	0.75
Tonnes processed	Mt	752	1,133	1,504	1,458
Grade TREO	%	0.53	0.56	0.58	0.60
Grade ZrO2%		1.61	1.60	1.64	1.77
Recovery TREO	%	80%	80%	80%	80%
Recovery ZrO2%		60%	60%	60%	60%

Mixed TREO concentrate	Tonnes	3,165	5,067	6,946	7,004
Zirconium Carbonate concentrate	Tonnes	7,260	10,893	14,831	15,492

Table 2: Norra Karr Project, Summary of Projected Revenue, Expenditure and NPV

	First 20 Years ($ million CAD)	40 Year Mine Life ($ million CAD)
Total Revenue	5,275.3	10,858.5
Initial Capital Expenditures (including contingency)	290.2	290.2
Sustaining Capital Expenditures	74.1	217.1
Royalty Payments	13.2	27.2
Mine Reclamation Costs	10.9	10.9
Total Before-tax Cash Flow (undiscounted)	3,419.4	7,376.1

Before-tax NPV @ 10%	1,214.7	1,464.1
Before-tax NPV @ 12%	1,015.9	1,168.0
Before-tax NPV @ 14%	855.0	949.4
Before-tax IRR (%)	49.6%	49.6%
Before-tax Payback Period (years)	2.6	2.6

Long-term Average REE Basket Price	US $51.00	US $51.00
REE Basket Price Discounted for Refining	US $31.60	US $31.60

The rare earth and zirconium bearing minerals at Norra Karr comprise almost exclusively the zirconosilicates: eudialyte and catapleiite.  Rare mosandrite, rosenbushite and cerite have been described locally.  Eudialyte and catapleiite are both soluble in moderate strength sulphuric acid at room temperature and pressure, which has allowed for development of a simple flow sheet with low consumption of both reagents and energy.  The bulk sample used in concentrate preparation showed eudialyte comprised approximately 6% of the rock, and typically contained between 5 and 10 weight % TREO.

Spatial distribution of rare earth minerals at Norra Karr is very consistent.  TREO grade, mineral grain size and HREO/TREO% varies only slightly across the deposit in a concentric manner.  REE bearing minerals have not been noted to vary with either strike or depth to any significant degree.
Uranium (U) and thorium (Th) levels at Norra Karr are considered low for an REE-enriched intrusion and do not significantly exceed background.  The thorium (average value 7 ppm) and uranium (average value 14 ppm) present in the Norra Karr deposit are believed disseminated within the REE minerals.

In conjunction with the release of the PEA, Tasman announced a revised NI 43-101 compliant estimate.  The resource estimate was prepared by Pincock Allen & Holt ("PAH") / Minarco-Mineconsult (both subsidiaries of Runge Ltd)

A block model mineral inventory showing grade and tonnage relationships at five geological cutoff grades for percent total rare earth oxides (%TREO) is presented in Table 3.  At a geological cutoff grade of 0.4 %TREO, the Norra Karr deposit contains a mineral inventory of 69.1 million tonnes at 0.60% TREO and 1.82% ZrO2.  The ratio of HREO/TREO for this tonnage is 52%.  Both grade and total tonnage have increased over the NI43-101 compliant estimate of November 2010.

Table 3: Norra Karr Project – March 2012 Block Model Mineral Inventory and REO Distribution

Cutoff TREO %						LREO
	Tonnes	TREO	HREO	LREO	HREO/	La203	Ce203	Pr203	Nd203	Sm203
	MT	%	%	%	TREO %	%	%	%	%	%
0.20	148.8	0.42	0.24	0.19	56%	0.037	0.083	0.011	0.044	0.012
0.30	85.0	0.55	0.29	0.26	53%	0.052	0.116	0.015	0.060	0.016
0.40	69.1	0.60	0.31	0.29	52%	0.058	0.131	0.017	0.067	0.018
0.50	58.8	0.63	0.33	0.30	52%	0.059	0.136	0.018	0.070	0.019
0.60	38.8	0.67	0.35	0.32	52%	0.062	0.144	0.019	0.076	0.021

Cutoff TREO %			HREO
	Tonnes	TREO	Eu203	Gd203	Tb203	Dy203	Ho203	Er203	Tm203	Yb203	Lu203	Y203
	MT	%	%	%	%	%	%	%	%	%	%	%
0.20	148.8	0.42	0.002	0.014	0.003	0.021	0.005	0.015	0.002	0.015	0.002	0.159
0.30	85.0	0.55	0.002	0.018	0.004	0.025	0.006	0.017	0.003	0.017	0.002	0.200
0.40	69.1	0.60	0.002	0.019	0.004	0.027	0.006	0.018	0.003	0.017	0.002	0.215
0.50	58.8	0.63	0.002	0.020	0.004	0.028	0.006	0.018	0.003	0.017	0.002	0.224
0.60	38.8	0.67	0.003	0.022	0.004	0.029	0.006	0.019	0.003	0.018	0.002	0.240

Notes:

1.	Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
2.	Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
3.
The block model mineral inventory was completed by Mr Geoffrey Reed, Senior Consulting Geologist of Minarco-Mineconsult (Australia), and is based on geological and geochemical data supplied by Tasman, audited by Mr Reed. Mr Reed is an independent qualified person for the purposes of NI 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators and has verified the data disclosed in this release.  A Technical Report with the estimate will be filed on SEDAR within 45 days.

4.	Cut-off grades are geological cut-offs and not based on economics.
5.	Block model mineral inventories are not mineral resources because the reasonable prospects of economic extraction standard has not been satisfied.
6.	The resource estimate is based on:
•
A database of 49 diamond drill holes completed by the Company since December 2009 where samples were composited on 2m lengths. Assays were completed at ALS Chemex, with check sampling completed by ACME Laboratories Ltd.

•	Specific gravity (SG) used the overall mean of 2.70 g/cc from 179 SG readings.
•	Block model was estimated by inverse distance squared interpolation method on blocks 100m x 20m x 20m.

For the purposes of the PEA and following a supply and demand study of the heavy REE market, PAH was requested to optimize the resource and pit that would allow for the production 6,000 - 7,000 tonnes of separated rare earth oxides per annum over an initial mine life of 20 years.  This production rate was chosen due the globally significant output of the heavy REE’s dysprosium, yttrium and terbium that will be produced from Norra Karr under this scenario.

Using this production rate and duration guidance provided by Tasman, PAH produced a Whittle pit model to estimate the in-pit Mineral Resource as provided in Table 4.  Expansion of the annual production rate or extending the mine life beyond 20 years will be reviewed in the upcoming PFS.

Table 4: Norra Karr Project, NI43-101 Compliant March 2012 “In-Pit” Mineral Resource1 Estimate

Classification	Tonnes Mt	TREO %	LREO %	HREO %	HREO/TREO %	ZrO2%	Tonnes of Contained TREO
Indicated	41.6	0.57	0.28	0.29	50.8	1.70	237,120
Inferred	16.5	0.64	0.33	0.31	48.4	1.70	94,050

Notes:

1.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral Resource estimates do not account for mineability, selectivity, mining loss and dilution. The Preliminary Economic Assessment includes inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results projected in the Preliminary Economic Assessment will be realized and actual results may vary substantially.

2.	Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
3.	Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
4.
"In-pit" Mineral Resources were estimated by PAH using the Whittle pit optimization software and scoping level economic parameters for commodity prices, metal recoveries and current operating expenses as presented in the PEA and summarized in this press release.

5.	Mineral Resources are reported at a marginal cutoff grade of 0.285% TREO.

Flow sheet design within the PEA incorporates the results from ambient temperature/pressure leach testing and roast/leach testing of whole ore completed at SGS during late 2010 and 2011 under the guidance of Mr Les Heymann; and beneficiation and ambient temperature/pressure leach testing of mineral concentrate completed at GTK during 2011 under the guidance of Mr John Litz.  Metallurgical test work was undertaken on two approximately 100 kg samples.  These samples were comprised of drill core intervals selected from across the Norra Karr deposit to represent both the resource grade at a 0.4% TREO cut-off (grade of 0.54% TREO) and the range of ore types encountered.  The samples can be considered representative based on the current understanding of the project.

The simplified ore processing modeled under the PEA at Norra Karr consists of:

Crush & Grind
•   Crushing and grinding to approximately 90 µm in sequential semi-autogenous and ball/rod mills.

Beneficiation
•   Magnetic separation to exclude a non-magnetic feldspar/nepheline fraction.
•   Flotation to exclude aegirine (clinopyroxene).
•	Excluded fractions (25-35% of original volume) will be diverted to tailing storage, and considered for other commercial options.

Hydrometallurgy
•  Sulphuric acid digestion of the REE mineral concentrate.
•  Thickening and solid/liquid separation to divert REE-bearing pregnant solution.
•  Stepwise precipitation of REE and Zr carbonate through addition of sodium carbonate.
•  Calcination to yield final >90% pure mixed REE carbonate and Zr carbonate products for bagging and sale.
•	Contaminants and undissolved solid phase will be neutralized with limestone slurry and diverted to a tailings storage.
•  Acid in the liquid phase shall be recycled where possible, the balance neutralized with limestone.
•	Process water will be purified with a reverse osmosis plant to ensure suitable for discharge and efficient reuse.
Under the planned PFS, process optimization shall include testing of individual ore types, review of nepheline/feldspar co-product value and saleabilty, testing of additional digestion and precipitation mechanisms to reduce reagent and effluent streams.

The capital cost estimate for the start up of the Norra Karr project is $290 million, which includes a 30% cost contingency as outlined in Table 5.  Costs considered include all equipment needed for mining and processing, including a tailings facility, warehouses, offices and upgrades to existing power and road infrastructure, plus any additional infrastructure required for the Norra Karr project based on achieving a PEA Study with an accuracy of +/-35%.  Indirect costs such as engineering, procurement, construction management and owner’s costs are incorporated in the costing of the consolidated capital items.

Access to water and power are considered to be available on or very close to site respectively.  A major highway lies 0.5km from the project, and rail within 25km which are considered suitable for transport in and out of all required materials and products.  Villages and towns in the immediate region provide sources of skilled and semi-skilled labor including those with mining industry experience, and construction of accommodation is not considered necessary.

Table 5: Norra Karr Project, Initial Capital Cost Items
($ million CAD)
Mining	18.2
Processing	120.0
Tailings and Management Facilities	75.0
Other Infrastructure	10.0
Total	223.2

Contingency (30%)	66.8
Total Initial Capital Cost	290.0

The Operating Cost estimates for the mining operation were developed by PAH with contribution from Golder Associates, Sweden.  The operating costs for the metallurgical process operations were developed by consulting metallurgist, Mr. John Litz of JE Litz and Associates, Colorado.  The Operating Cost for the mining and metallurgical operations cover all stages up to the shipment of REE and Zr concentrates, as well as water management, tailings disposal, transport of material to and from site, general and administration fees along with associated infrastructure and services.

The project operating estimate is based on the following assumptions:
•	average of 1.5 million tonnes of ore mined per year following ramp up;
•	average of 1.2 million tonnes of waste rock mined per year following production ramp up;
•	approximately 6,950 tonnes of mixed REO concentrate produced per year following production ramp up; and
•	a total of 250 employees required for all operations.

Overall Operating Costs at Norra Karr are estimated to be $74.4 million per year or $10.93/kg of mixed TREO concentrate output.  A summary of the costs is shown in Table 6.

Table 6: Norra Karr Project, Operating Cost Items

	Average Annual Cost (Thousands $/y)	Average Cost Per kg of Mixed TREO concentrate ($/kg)	Average Cost Per Tonne of Ore Milled ($/T)
Mining	10,224	1.52	3.801
Processing	60,256	8.84	41.48
Closure Cost Accrual	272	0.04	0.19
General and Administrative	3,632	0.53	2.50
Total	74,383	10.93
1. Mining costs based on per tonne of ore and waste

Output of the various REE’s based on the operating scenario above is provided in Table 7.  Note that output quantity is given in oxide equivalent form.  Mine-gate output is as a mixed rare earth carbonate.  The financial model for Norra Karr under this PEA assumes no revenue from Ho, Er, Tm, Yb and Lu due to the small market size and lack of robust historical pricing.

Table 7: Norra Karr Project, Annual REE Production Output (Mixed Concentrate, Tonnes)

REO Name		% of Ore (Average)	Year 1 (Tonnes)	Year 2 (Tonnes)	Year 3–20 (Average)	Year 21–40 (Average)
Lanthanum	La2O3	10.01	317	507	695	701
Cerium	Ce2O3	22.52	713	1,141	1,564	1577
Praseodymium	Pr2O3	2.86	91	145	199	200
Neodymium	Nd2O3	11.31	358	573	786	792
Samarium	Sm2O3	2.98	94	151	207	209
Europium	Eu2O3	0.37	12	19	26	26
Gadolinium	Gd2O3	3.16	100	160	219	221
Terbium	Tb2O3	0.63	20	32	44	44
Dysprosium	Dy2O3	4.25	135	215	295	298
Holmium	Ho2O3	0.93	29	47	65	65
Erbium	Er2O3	2.87	91	145	199	201
Thulium	Tm2O3	0.45	14	23	31	32
Ytterbium	Yb2O3	2.73	86	138	190	191
Lutetium	Lu2O3	0.37	12	19	26	26
Yttrium	Y2O3	34.55	1094	1,751	2,400	2420
Total		100.00	3,165 T	5,066 T	6,945 T	7,003 T

In the development of the price deck for this PEA, much effort was expended by Tasman and PAH to ensure the price forecast was realistic and conservative.  Price forecasts were compiled and studied from industry groups including Roskill and IMCOA, as well as financial analysts including Dundee Securities, Cormark Securities, Euro Pacific Canada, CIBC World Markets, and Global Hunter Securities.  Also taken into consideration were previously published PEA and PFS studies from competing REE projects including, Avalon Rare Metals, Quest Rare Mineral, Hudson Resources, Matamec and Frontier Rare Earths.  The three year trailing price average for China FOB pricing from Asian Metals was also reviewed.

Price forecasts between the various analysts and competing REE projects differ substantially, with particular divergence in the forecast for cerium and lanthanum.  The Norra Karr deposit provides little exposure to cerium and lanthanum (approximately 3% of annual revenue), and this divergence plays only a minor role in the financial modeling within.  The majority of industry analysts expect an increase in consumption of rare earth elements, particularly those considered to be in the critical rare earth oxide (CREO) category as defined in the August 2011 report issued by Technology Metals Research.  These CREO elements include Tasman’s major revenue drivers of dysprosium, yttrium, terbium, neodymium, and europium.

This PEA is based upon the production of a mixed REE concentrate, as modeling of separation of this concentrate into individual rare earth oxides was considered beyond the scope of the study.  For separation, Tasman is exploring multiple options, which include outsourcing, partnerships, and new technologies.  For the scope of this report, modeled pricing is at a discount of 38% to the final separated oxide selling price given in Table 8 to account for the cost of separation by a third party.  The undiscounted REE basket price used in the PEA analysis was US $51.00 and therefore the corresponding long term discounted basket price was US $31.60.

Zirconium carbonate shall be produced with the rare earth products based on the current metallurgical process design.  Zirconium carbonate is an important input into the rapidly growing zirconium chemicals industry, with zirconium carbonate being the pre-cursor material from which other zirconium chemicals are manufactured.  The end products from zirconium carbonate include: antiperspirant actives, paint driers, leather tanning products, paper coatings and automotive catalysts.  Currently, the majority of zirconium carbonate is sourced from zircon, which requires extensive processes and chemical cracking operations to separate zirconium. According to data published by independent consulting firm TZ Minerals International, the zirconium chemicals market is the fastest growing segment of the zirconium market and is estimated to account for 18% of the zirconium market in 2012 or approximately 250,000 tonnes.  Price forecasts and current spot pricing for zirconium carbonate was not available and as such, the price of zirconia or zirconium oxide has been used as a proxy.  As a result, a conservative price forecast of $3.77 per kg was used in the model, in line with competitor PEA pricing.

The price deck used in the PEA is illustrated in Table 8.

Table 8: Rare Earth Oxide and Zirconia Equivalent “Price Deck” Assumed for Norra Karr PEA

		Tasman Estimated Long-term Market Price (US$/kg)	Feb 2012 China FOB Price1 (US$/kg)	Norra Karr - % of TREO Revenue (Based on Avg. Production)
Lanthanum	La2O3	10.00	35.00	1.9%
Cerium	Ce2O3	5.00	31.00	2.2%
Neodymium	Nd2O3	75.00	165.00	16.6%
Praseodymium	Pr2O3	75.00	160.00	4.2%
Samarium	Sm2O3	10.00	71.00	0.5%
Europium	Eu2O3	500.00	3,375.00	3.6%
Gadolinium	Gd2O3	40.00	100.00	1.9%
Terbium	Tb2O3	975.00	2,550.00	12.1%
Dysprosium	Dy2O3	520.00	1,500.00	43.4%
Yttrium	Y2O3	20.00	155.00	13.6%
Norra Karr REE “Basket Price”		51.00	184.85

Basket Price with 38% Discount		31.60
Zirconia Equivalent	ZrO2	3.77	7.152
Note: no value applied to Ho, Er, Tm, Yb, or Lu due to lack of available historical prices
1.   Feb 2012 China FOB price quoted as average prices from Asian Metals.
2.   Zirconia prices quoted as average prices from Industrial Minerals

For the analysis, the Norra Karr deposit was analyzed based on an open pittable recoverable resource of 58.1Mt million tonnes grading 0.59% TREO (50.0% HREO/TREO) and 1.70% ZrO2, in the inferred and indicated categories. This resource provides for a greater than 20 year mine life, however if the entire deposit were to be included at the current estimated processing rate, the project would have a mine life of approximately 100 years.

The current mining and processing assumptions are for a mining rate of 1.5 million tonnes per year with average TREO recoveries of 80% and average ZrO2 recoveries of 60%.  The project’s mining and process assumptions are listed in Table 9.  No provision is made for inflation, and the capital invested is assumed to be sourced as equity.
Based upon the total capital cost estimate of $290 million over a 1.5 year construction period, the before tax NPV at 10% discount rate as determined by PAH is $1,464 million as detailed in Table 2 above.  Payback on the project is within 3 years from the start of production, and generates a pre-tax IRR of 49.6%.

Table 9: Norra Karr, Mining and Processing Assumptions

Item	Unit	Base Case Value
Total Ore Mined (40 year mine life estimate)	M tonnes	58.1
Processing Rate	Tonnes / year	1,500,000
Life of Mine	years	40.0
Average Process Recovery for REOs	%	80
Average Process Recovery for Zr	%	60
Average Mining Cost	($ / tonne mined)	3.80
Average Processing Cost	($ / tonne milled)	41.48
Average General & Administration Costs	($ / tonne milled)	2.50
Average Closure Cost Accrual	($ / tonne milled)	0.19

In addition to the direct capital expenditures, it is estimated that the working capital requirement at time of mine start-up is to be $9.0 million and reclamation costs at the end of the 40 year project life is expected to be $10.9 million.

The Swedish Mining Act provides a clear pathway to resource development, and Tasman has hired a skilled team of staff and consultants to move the project forwards through appropriate legislation as quickly as possible.

Environmental and archeological baseline studies were conducted during 2011 by consulting group Mirab AB which provides adequate information for the submission of a Mine Lease application during Q2 2012.  Golder Associates Sweden are currently preparing the application document.  Tasman is completing a program of thorough community, government agency and other stakeholder engagement in line with this process.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements by, or under the supervision of, Mr Craig Horlacher and Mr Paul Gates of Pincock Allen & Holt, Mr Geoff Reed of Runge Ltd and Mr John Litz of JE Litz and Associates all of whom are independent Qualified Persons as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Samples submitted by Tasman Metals Ltd used with the resource calculation quoted above were analyzed by the ME-MS81 technique by ALS Chemex Ltd’s laboratories in Pitea, Sweden and Vancouver, Canada, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice.  Where over-range for ME-MS81, Zr was determined using the ME-XRF10 technique.  The qualified person for the Company’s exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists oversaw this data collection.  Metallurgical products produced during research by the Geological Survey of Finland (GTK) were analyzed by the XRF technique in the laboratories of Labtium Oy in Finland.  Labtium Oy is an independent consulting laboratory, fully accredited to industry standards.

The qualified person for the Company’s exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a Member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

Olserum

On October 13, 2011, Tasman announced the acquisition of a 100% interest in a new heavy rare earth element project in southern Sweden, located only 100km east of the Company’s flagship Norra Kärr project.  The Olserum project was purchased outright from a private UK registered company, Norrsken Energy Limited for a total consideration of 37,746 fully paid shares in Tasman.

Olserum is located approximately 10km from the Baltic coast, 30km north of the town of Västervik and 200km SSW of Stockholm.  The project is secured by a granted exploration claim 1,100 Ha in size, and five surrounding exploration claims application 5,160 Ha in size.

The REE potential of the Olserum region was first identified by the Swedish Geological Survey (“SGU”) in the early 1990’s, when a number of REE anomalous samples were collected and assayed from several locations.  The presence of yttrium (“Y”) enriched outcrops associated with historic iron ore prospects was noted.  In 2003, the Swedish exploration company IGE claimed the area, concentrating on the iron ore workings at Olserum.  During 2004 and 2005, a total of 27 diamond drill holes were drilled by IGE, 24 of which targeted the REE potential.

Drilling discovered an REE mineralized zone 600m in length and up to 100m wide.  Drilling was performed on 40m spaced profiles with typically two holes on each profile.  Drilling results included (see table 1 for all elements):

DRILL HOLE	FROM	TO	LENGTH (metres)	TREO (%)	HREO/TREO (%)
OL0401	55.3	69.9	14.6	1.38	37.8
OL0403	86.3	116.5	30.2	0.55	37.7
OL0510	102.8	121.3	18.5	1.02	34.5
OL0511	30.3	64.5	34.2	0.86	15.7
OL0513	112.9	146.9	34.0	0.81	37.6
OL0513	173.9	264.1	90.2	0.63	29.0
OL0516	56.4	66.4	10.0	1.07	45.6
OL0521	126.9	137.9	11.0	0.91	32.1

TREO (total rare earth oxide) = sum of La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3,
Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
HREO (heavy rare earth oxide) = sum of Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
Most significant REO’s by % are Y2O3, La2O3, Ce2O3, Nd2O3, Dy2O3

Mineralization occurs as two sub parallel zones, trending approximately east-west and dipping steeply to the north, with lower grade intervening material.  These mineralized zones have been intersected over a 600m strike, and remain open at depth and to the east.  Rare earth element bearing minerals identified at Olserum include xenotime, apatite, monazite and minor allanite.  Host rock to mineralization is a biotite and amphibole bearing foliated felsic porphyry, with veins and patches of magnetite.  It is interpreted that mineralization may represent heavy mineral sediments which have been subsequently metamorphosed and folded.

In 2005, IGE conducted an initial metallurgical test on a representative composite sample of drill core material.  The test showed that a simple combination of gravimetric and magnetic separation produced a mineral concentrate containing 14% rare earth oxide, recovering 60% of the REE’s.  This result is considered very promising for a preliminary non-optimized test on a heavy REE project.

Tasman believes that an NI43-101 compliant resource can be established for Olserum with only limited further drilling.  All drill core is accessible for re-sampling, and assays were completed by the ME-MS81 technique at ALS Chemex and are considered high quality.  Original assay sheets are available.  Tasman will implement a follow up drill program in order to have sufficient data for resource calculation.  Tasman’s claim holding surrounding the drilled area at Olserum has been the subject of very limited exploration for REE’s, and additional prospect areas have already been identified.

Finland

In Finland, Tasman has a total of 115 claim reservation applications and/or claim applications.

Korsnäs

As announced on February 3, 2010, the 100% owned claim applications cover and surround the historic Korsnäs mine.  The Korsnäs REE-Pb mine was operated as a mixed open pit and underground operation by Outokumpu Oy from 1959 and closed in 1972 due to falling Pb prices.  A REE concentrate was produced on site, proving the amenability of the ore for processing and providing an excellent basis for Tasman’s future metallurgical research.  The historic mine site has excellent infrastructure, lying only 1km from the Baltic coast with an excellent all weather road network and a skilled and well serviced local community.  Outokumpu Oy’s business focus at the time of mining was base metals and mining was therefore focused to maximize Pb, not REE grades and recoveries.

Otanmäki

The Otanmäki project secures for Tasman two REE - niobium (Nb) - zirconium (Zr) prospects, named Katajakangas and Kontioaho.  A total of 59 diamond drill holes for a total of 8,862 metres have been drilled within the claimed area.  Katajakangas and Kontioaho were discovered in 1982, following the identification of REE-bearing boulder trains by the Geological Survey of Finland (GTK).  The discoveries were followed up with various geochemical and geophysical methods, and with drill testing by Rautaruukki Oy between 1983 and 1985.  The REE mineralized horizon at Katajakangas was located by drilling in 1983, and at Kontioaho the year after.  Tasman has access to all previous publically available exploration data and drill core from GTK and Rautaruukki Oy.

To facilitate exploration at Otanmäki, on October 5, 2010 the Company announced the completion of a 1300 line km airborne magnetic and radiometric survey.  The survey was conducted by Precision GeoSurveys Inc. of Vancouver, Canada, with flight line spacing a combination of 50 and 100 metres, and an aircraft elevation of 40 metres.  The detailed helicopter-borne survey measured total field magnetic intensity and radiometric data consisting of uranium, thorium, and potassium.

The Company completed a drilling program at Otanmäki during early 2011, with 12 holes drilled to identify extensions to known mineralization and test new areas of anomalism identified by the airborne radiometric and magnetic survey.  Results are being reviewed.

Norway

In Norway, Tasman has been granted seven claims covering 208 hectares considered prospective for REEs.  No significant work has been completed.

Iron Projects

Tasman retains minority interest in four claims following the joint venture of iron ore projects to an Australian Stock Exchange listed company.  Tasman retains a 2% net smelter royalty on two claims following the sale of iron ore projects to a London Stock Exchange listed company.

Qualified Person

The qualified person for Tasman’s projects, Mr. Mark Saxon, the Company’s President and Chief Executive Officer, a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this document.

Selected Financial Data

The following selected financial information is derived from the unaudited condensed consolidated interim financial statements of the Company prepared in accordance with IFRS.

	Fiscal 2012		Fiscal 2011				Fiscal 2010
Three Months Ended	Feb. 29, 2012 $	Nov. 30, 2011 $	Aug. 31, 2011 $	May 31, 2011 $	Feb. 28, 2011 $	Nov. 30, 2010 $	Aug. 31, 2010 $	May 31, 2010 $
Operations:
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mineral exploration costs	(990,620)	(358,783)	(344,519)	(722,691)	(331,771)	(171,454)	(149,432)	(254,316)
Expenses	(3,602,958)	(944,603)	(1,456,951)	(516,576)	(3,961,090)	(288,551)	(213,431)	(233,611)
Other items	22,381	36,877	37,485	585,031	32,899	116,250	4,887	98,459
Net loss before income tax	(4,571,197)	(1,266,509)	(1,763,985)	(654,236)	(4,259,962)	(343,755)	(357,976)	(389,468)
Future income tax (expense) recovery	600	(34,000)	(122,723)	(644)	111,246	83,500	Nil	Nil
Net income (loss)	(4,570,597)	(1,300,509)	(1,886,708)	(654,880)	(4,148,716)	(260,255)	(357,976)	(389,468)
Other comprehensive (loss) gain	1,748	(94,366)	(780,653)	(4,096)	707,645	209,967	413	(8,335)
Comprehensive loss	(4,568,849)	(1,394,875)	(2,667,361)	(658,976)	(3,441,071)	(50,288)	(357,563)	(397,803)
Basic and diluted loss per share	(0.08)	(0.02)	(0.02)	(0.01)	(0.08)	(0.01)	(0.00)	(0.01)
Dividends per share	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Balance Sheet:
Working capital (deficit)	12,546,328	14,208,523	14,961,243	15,723,620	15,123,141	14,966,747	4,551,360	4,753,041
Total assets	13,712,542	15,063,723	15,885,988	16,844,641	16,626,537	15,678,227	4,830,489	4,956,469
Total long term liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Results of Operations

During the six months ended February 29, 2012 (the “2012 period”) the Company reported a net loss of $5,871,106 ($0.10 per share), compared to a net loss of $4,453,199 ($0.09 per share) for the six months ended February 28, 2011 (the “2011 period”), an increase in loss of $1,417,907.  The increase in loss during the 2012 period was attributed primarily to the higher levels of exploration conducted and general corporate activities incurred in the 2012 period compared to the 2011 period.

Excluding share-based compensation, general and administrative expenses increased by $481,765 from $676,334 during the 2011 period to $1,158,099 during the 2012 period.  Specific general and administrative expenses of note during the 2012 period are as follows:

•	$46,800 (2011 - $30,700) for accounting, administration and rent charged by a private corporation controlled by a director of the Company;

•
general exploration costs of $25,651 (2011 - $89,157) relating to ongoing costs of the Company’s exploration office in Sweden and general exploration and property due diligence in Sweden, Finland and Norway.

•
$110,588 for travel expenses (2011 - $56,576), primarily for ongoing travel by Company personnel to oversee the Company’s ongoing property exploration programs, negotiate corporate financing activities and attend international investment conferences;

•	legal fees of $69,405 (2011 - $7,964). During the 2012 period legal fees were primarily for services relating to the listing on the NYSE, AMEX exchange;
•	regulatory fees of $97,142 (2011 - $12,790). During the 2012 period regulatory fees of $72,786 were paid for the listing on the NYSE, AMEX exchange ;
•	office fees of $115,676 (2011 - $38,759) of which $62,615 (2010 - $21,741) is for the maintenance of the exploration office in Sweden;
•
the Company has retained Mining Interactive Corp. (“Mining Interactive”) to provide market awareness and investor relation activities.  During the 2012 period, the Company paid Mining Interactive $21,000 (2011 - $20,500);

·	paid $176,080 (2011 - $95,184) for professional services, of which the Company incurred $131,759 (2011 - $40,600) for professional services provided by directors and officers of the Company;
•	$81,000 (2011 - $77,250) for management and professional fees charged through Sierra Peru Pty (“Sierra”) for remuneration of Mr. Mark Saxon, the Company’s President and CEO;
•
audit fees of $52,091 (2011 - $34,316) for the year-end audit.  The fluctuation between the 2012 period and the 2011 period was primarily due to increased operations, complexity of the audit and timing of the audit fees;

•	salaries and benefits of $109,471 (2011 - $47,257) for employees in the exploration office in Sweden;
•
corporate development increased by $55,310, from $133,116 during the 2011 period to $188,426 during the 2012 period.  The increase in the 2012 period reflected the additional corporate and investor programs initiated by the Company.

During the 2012 period the Company recorded share-based compensation expenses totalling $3,389,462 for 2,020,000 options granted and vesting of certain options granted in prior period.  During the 2011 period the Company recorded $3,656,789 for share-based compensation comprised of $3,533,100 for immediate vesting of 1,190,000 options granted and $123,689 for vesting of options granted in prior periods.

During the 2012 period the Company received $65,000 from the exercise of warrants for 127,500 common shares.  In addition the Company issued 37,746 common shares, at an estimated fair value of $95,120, for the acquisition of the Olserum Project.  During the 2011 period the Company completed a private placement of 5 million units for $7,500,000 and received a further $4,472,596 on the exercise of share options and warrants.

Interest income generated in the 2012 period was $80,647, an increase of $34,383 from $46,264 earned in the 2011 period.  The increase in interest income was due solely to the higher levels of funds held by the Company throughout the 2012 period compared to the 2011 period.  The Company only holds its cash and cash equivalents and short-term investments in chequing accounts, savings accounts or guaranteed investment certificates (“GICs”) issued by major Canadian financial institutions.  In addition the GICs are redeemable within 30 days or 90 days from the date of purchase.

Exploration activities increased considerably in the 2012 period as compared to the 2011 period.  During the 2012 period the Company incurred a total of $1,349,403 of which $1,329,404 was attributed to Norra Kärr.  During the 2011 period the Company recorded $503,225 for exploration of which $382,815 was attributed to Norra Kärr.  See also “Exploration Projects”.

Financial Condition / Capital Resources

As at February 29, 2012, the Company had working capital of $12,546,328.  The Company believes that it currently has sufficient financial resources to conduct anticipated exploration programs and meet anticipated corporate administration costs for the upcoming twelve month period.  However, exploration activities may change due to ongoing results and recommendations, or the Company may acquire additional properties, which may entail significant funding or exploration commitments.  In the event that the occasion arises, the Company may be required to obtain additional financing.  The Company has relied solely on equity financing to raise the requisite financial resources.  While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

Subsequent to February 29, 2012 the Company issued 855,775 common shares on the exercise of warrants for $548,675.

Contractual Commitments

The Company has no contractual commitments.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

The Company does not have any proposed transactions.

Critical Accounting Estimates

The preparation of financial statements in conformity IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Examples of significant estimates made by management include the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments, impairment of long-lived assets, reclamation and rehabilitation provisions, valuation allowances for future income tax assets and assumptions used for share-based compensation.  Actual results may differ from those estimates

Changes in Accounting Policies

IFRS Implementation - Changes in Accounting Policies Including Initial Adoption

The Canadian Accounting Standards Board established 2011 as the year that Canadian companies’ financial reporting requirements should comply with IFRS.  Accordingly, the Company has commenced reporting on an IFRS basis in the current condensed consolidated interim financial statements.  The transition date, January 1, 2011, has required the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.

The Company has completed its internal review of the impact of the adoption of IFRS.  This review considered potential differences between applicable IFRS policies and those currently used by the Company.  Accounting policy changes were made due to IFRS in the areas of exploration and evaluation assets, impairment testing, property, plant and equipment, provision for site restorations, and share-based compensation.  Available elections under IFRS minimized the impact of these changes such that the financial reporting impact of the transition to IFRS is not material to the Company’s financial results.  The impact of the changes to IFRS is detailed in Note 16 to the condensed consolidated interim financial statements and none of these are considered material.

Accounting Standards and Interpretations Issued but Not Yet Adopted

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.  These include:

(i)	IFRS 9 Financial Instruments (New; to replace IAS 39); effective for annual periods beginning on or after January 1, 2013.

(ii)
IFRS 10 Consolidated Financial Statements; effective for annual periods beginning on or after January 1, 2013.  Early application is permitted.  IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidated - Special Purpose Entities.

(iii)
IFRS 11 Joint Arrangements; effective for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.  IFRS 11 establishes principles for financial reporting by parties to a joint arrangement.  IFRS supersedes the current IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-Monetary Contributions by Ventures.

(iv)
IFRS 12 Disclosure of Interest in Other Entities; effective for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.  IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity.

(v)
IFRS 13 Fair Value Measurements; to be applied for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.  IFRS 13 defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements.  IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements).

(vi)	IAS 12 Income Taxes, Amendments Regarding Deferred Tax: Recovery of Underlying Assets; effective for annual periods beginning on or after January 1, 2012.

Management is currently assessing the impact of these new standards on the Company’s accounting policies and financial statement presentation.

Transactions with Related Parties

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.  Certain of these entities transacted with the Company during the reporting period.  The terms of conditions of the transactions with key management personnel were no more favourable than those available, or which might reasonably be expected to be available, for similar transactions with non-related entities on an arm’s length basis.

(a)	Transactions with Key Management Personnel

During the six months ended February 29, 2012 and February 28, 2011 the following amounts were incurred with respect to the Company’s President, Vice-President of Corporate Development and Chief Financial Officer:

	2012 $	2011 $
Management fees	81,000	77,250
Professional fees	123,409	26,750
Rent	2,400	2,400
Share-based compensation	930,735	-
	1,137,544	106,400

As at February 29, 2012, $40,300 (2011 - $19,800) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

(b)           Transactions with Other Related Parties

During the six months ended February 29, 2012 and February 28, 2011 the following amounts were incurred with respect to other officers and directors of the Company:

	2012 $	2011 $
Professional fees	52,750	40,600
Health benefits	659
Share-based compensation	1,108,250	-
	1,161,659	40,600

As at February 29, 2012, $10,500 (2011 - $10,200) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

Risks and Uncertainties

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities.  Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.  Before production can commence on any properties, the Company must obtain regulatory and environmental approvals.  There is no assurance that such approvals can be obtained on a timely basis or at all.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company’s material mineral properties are located in Scandinavia and consequently the Company is subject to certain risks, including currency fluctuations which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by governmental regulations relating to the mining industry.

Investor Relations Activities

The Company maintains a website at www.tasmanmetals.com .  The Company retains Mining Interactive Corp. (“Mining Interactive”) to provide market awareness and investor relations activities.  The Company pays $3,500 per month for such services.  The arrangement may be cancelled by either party on 15 days notice.  During the six months ended February 29, 2012 the Company paid Mining Interactive $21,000 (2011 - $20,500).

Outstanding Share Data

The Company’s authorized share capital is unlimited common shares without par value.  As at April 13, 2012, there were 59,501,310 outstanding common shares, 5,051,172 stock options outstanding with exercise prices ranging from $0.10 to $4.22 per common share and 2,177,607 warrants outstanding with an exercise price of $1.85 per common share.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer has concluded that the Company’s disclosure controls and procedures, as defined in National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings (“52-109”), are effective to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.  In conducting the evaluation it has become apparent that management relies upon certain informal procedures and communication, and upon “hands-on” knowledge of senior management.  Management intends to formalize certain of its procedures.  Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company’s disclosure controls and procedures.  Lapses in the disclosure controls and procedures could occur and/or mistakes could happen.  Should such occur, the Company will take whatever steps necessary to minimize the consequences thereof.

Internal Controls and Procedures over Financial Reporting

Management is also responsible for the design of the Company’s internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

In the course of evaluating internal controls over financial reporting as at February 29, 2012, management has identified the following reportable deficiencies:

(a)
there is limited segregation of duties which could result in a material misstatement in the Company’s financial statements.  Given the Company’s limited staff level, certain duties within the accounting and finance department cannot be properly segregated.  However, none of these segregation of duty deficiencies resulted in material misstatement to the financial statements as the Company relies on certain compensating controls, including periodic substantive review of the financial statements by the Chief Executive Officer, Audit Committee and Board of Directors.

(b)
when required, the Company records complex and non-routine transactions.  These are sometimes extremely technical in nature and require an in-depth understanding of GAAP.  The Company’s accounting staff have only a fair and reasonable knowledge of the rules related to GAAP and the transactions may not be recorded correctly, potentially resulting in material misstatements of the financial statements of the Company.

To address this risk, the Company consults with its third party advisors as needed in connection with the recording and reporting of complex and non-routine transactions.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.  The control framework the officers used to design the Company’s internal control over financial reporting is the Internal Control - Integrated Framework (“COSO Framework”) published by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission.

The Company is required to disclose herein any change in the Company’s internal control over financial reporting that occurred during the period beginning on December 1, 2011 and ending on February 29, 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  No material changes in the Company’s internal control over financial reporting were identified during such period that has materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.